04017639

AM
3-1-2004

SEC [illegible] EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM
3/25

SEC FILE NUMBER
8- 29728

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2003 (MM/DD/YY) AND ENDING 12-31-2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frederick J. Pilgrim dba Pilgrim Financial Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8622 Swan Drive
(No. and Street)

Kalamazoo (City) MI (State) 49009 (Zip Code)

MAR 0 1 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick J. Pilgrim 269-372-1829
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert L. Pastine
(Name – *if individual, state last, first, middle name*)

802 Main St. (Address) Toms River (City) NJ (State) 08753 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AM
3-30-2004

OATH OR AFFIRMATION

I, Frederick J. Pilgrim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pilgrim Financial Services, as of Dec. 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Frederick J. Pilgrim
Signature

DIR - OWNER
Title

Kimberly A. Frank
Notary Public

KIMBERLY A. FRANK
Notary Public, Van Buren County, MI
My Commission Expires Dec. 29, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert L. Pastine
Accountant & Auditor
802 Main Street • Suite 4-A
Toms River, NJ 08753
(732) 240-9090
Fax (732) 240-9097
Email: pastine@americom.net

February 3, 2004

Fred Pilgrim
Pilgrim Financial Services
8622 Swan Blvd.
Kalamazoo, MI 49009

Dear Mr. Pilgrim:

I have examined the accompanying statement of assets and liabilities arising from cash transactions of Pilgrim Financial Services as of December 31, 2003 the related statement of revenue collected and expenses paid in accordance with standards established by the American Institute of Certified Public Accounts.

The accompanying financial statements fairly reflect the financial position and the results of operations on the cash basis of Pilgrim Financial Services for the year ended December 31, 2003.

Pilgrim Financial Services does not physically possess or control any customer securities or funds. Pilgrim Financial Services is, therefore, operating pursuant to the K(1) exemption of SEC Rule 15c3-3.

Therefore internal control consists of getting checks from the mail to the bank. No material inadequacies were uncovered in this function.

The only investments at December 31, 2003 were a checking account and 1,500 shares of NASDAQ Stock Market, Inc. All other investments were liquidated during the year 2001. The ownership equity reflected in the broker/dealer unaudited report Part II is $ 27,588.

The application of Pilgrim Financial Services for exclusion from membership in SPIC under the Securities Investor Protection Act of 1970 is properly qualified by the nature of Pilgrim Financial Services' operating for the year 2003. From SPIC-3 was timely filed with SPIC, 900 Seventeenth street, Suite 800, Washington, D.C. 20006.

PILGRIM FINANCIAL SERVICES

FINANCIAL STATEMENTS

DECEMBER 31, 2003

Robert L. Pastine
Accountant & Auditor

PILGRIM FINANCIAL SERVICES

STATEMENT OF ASSETS, LIABILITIES & NET WORTH
ARISING FROM CASH TRANSACTIONS

DECEMBER 31, 2003

EXHIBIT A

ASSETS

Cash in bank	$ 8,688	
Investments	18,900	
TOTAL ASSETS		$ 27,588

LIABILITIES & NET WORTH

LIABILITIES		
Accrued expenses		$ 1,500
NET WORTH		
Balance, January 1, 2003	$ 27,738	
Additions:		
Net income for the year	15,350	
Deductions:		
Withdrawals	(17,000)	
NET WORTH		$ 26,088
TOTAL LIABILITIES & NET WORTH		$ 27,588

"See Accompanying Notes & Accountant's Report"

Robert L. Pastine
Accountant & Auditor

PILGRIM FINANCIAL SERVICES

STATEMENTS OF REVENUE COLLECTED
AND EXPENSES PAID
FOR THE YEARS ENDED DECEMBER 31, 2003 & 2002

EXHIBIT B

INCOME:	2003		2002	
Commissions	$ 30,652		$ 39,636	
Interest Income	10		20	
Refunds from NASD	262		-0-	
Total Income		$ 30,924		$ 39,656
EXPENSES:				
Commissions paid	$ 11,446		$ 17,254	
Other Expenses	2,628		1,539	
Accrued expenses	1,500		-0-	
Total Expenses		$ 15,573		$ 18,793
NET CASH BASIS INCOME, FOR THE YEAR, LESS MANDATED NASD ACCRUAL		$ 15,350		$ 20,863
UNREALIZED INCREASE IN MARKET VALUE SECURITIES		-0-		-0-
NET INCOME REPORTED TO NASD		$ 15,350		$ 20,863

STATEMENTS OF CHANGES IN FINANCIAL CONDITION
FOR THE YEARS ENDED DECEMBER 31, 2003 & 2002

EXHIBIT C

	2003	2002
Cash	$ 8,688	$ 8,838
Securities		
Cost	18,900	18,900
Unrealized increase (decrease) in market value	-0-	-0-
TOTAL ASSETS	$ 27,588	$ 27,738
EQUITY	$ 27,588	$ 27,738

"See Accompanying Notes & Accountant's Report"

Robert L. Pastine
Accountant & Auditor

PILGRIM FINANCIAL SERVICES

STATEMENTS OF REVENUE COLLECTED
AND EXPENSES PAID
FOR THE YEARS ENDED DECEMBER 31, 2003 & 2002

EXHIBIT B

INCOME:	2003		2002	
Commissions	$ 30,652		$ 39,636	
Interest Income	10		20	
Refunds from NASD	262		-0-	
Total Income		$ 30,924		$ 39,656
EXPENSES:				
Commissions paid	$ 11,446		$ 17,254	
Other Expenses	2,628		1,539	
Accrued expenses	1,500		-0-	
Total Expenses		$ 15,573		$ 18,793
NET CASH BASIS INCOME, FOR THE YEAR, LESS MANDATED NASD ACCRUAL		$ 15,350		$ 20,863
UNREALIZED INCREASE IN MARKET VALUE SECURITIES		-0-		-0-
NET INCOME REPORTED TO NASD		$ 15,350		$ 20,863

STATEMENTS OF CHANGES IN FINANCIAL CONDITION
FOR THE YEARS ENDED DECEMBER 31, 2003 & 2002

EXHIBIT C

	2003	2002
Cash	$ 8,688	$ 8,838
Securities		
Cost	18,900	18,900
Unrealized increase (decrease) in market value	-0-	-0-
TOTAL ASSETS	$ 27,588	$ 27,738
EQUITY	$ 27,588	$ 27,738

"See Accompanying Notes & Accountant's Report"

Robert L. Pastine
Accountant & Auditor

PILGRIM FINANCIAL SERVICES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 & 2002

EXHIBIT D

	2003		2002	
CASH FLOW FROM OPERATING ACTIVITIES:				
Cash from operations	$ 15,350		$ 20,863	
Accrued expenses	1,500		-0-	
Less: withdrawals	(17,000)		23,000	
Net cash from operations		$ (150)		$ (2,137)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Subtractions from investments		-0-		-0-
NET INCREASE (DECREASE) IN CASH		$ (150)		$ (2,137)
CASH AT BEGINNING OF YEAR		$ 8,838		$ 10,975
CASH AT END OF YEAR		$ 8,688		$ 8,838

"See Accompanying Notes & Accountant's Report"

PILGRIM FINANCIAL SERVICES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

Pilgrim Financial Services is a small investment service company whose assets on December 31, 2003 consisted of a cash account and 1,500 shares of NASDAQ Stock Market, Inc.. Under the circumstances direct communications with the bank and investment holder were not considered necessary. I satisfied myself as to the existence of the assets as follows:

A statement supplied by the bank for December 31, 2003 evidenced cash in bank. The balance shown on that statement for December 31, 2003 was identical to the book balance on December 31, 2003.

Fred Pilgrim's investment in NASDAQ Stock Market, Inc. is reflected on the statement of assets & liabilities arising from cash transactions Exhibit A at cost.

# 0267	300 shares	$ 3,300.00
# 5646	1200 shares	$ 15,600.00

"SEE ACCOMPANYING NOTES & ACCOUNTANT'S REPORT"